December 6, 2011
By E-mail
Loan Lauren P. Nguyen,
  Division of Corporation Finance,
    Securities and Exchange Commission,
      100 F Street, N.E.,
        Washington, D.C. 20549.

Re:	Capital Product Partners L.P. Amendment No. 2 to the Registration Statement on Form F-3 File No. 333-177491
Dear Ms. Nguyen:
          Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Capital Product Partners L.P. (the “Company”) hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement on Form F-3, as amended, to 11:00 a.m. Eastern Standard Time, on December 8, 2011, or as soon thereafter as practicable.
          There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.
          In requesting acceleration of effectiveness of the registration statement, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Loan Lauren P. Nguyen	-2-
•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
          On behalf of the Company and its advisors, we once again thank you and the Staff for your assistance to date in connection with the review of the Company’s submission.
          If you have any questions relating to the foregoing, please call Jay Clayton of Sullivan & Cromwell LLP at (212) 558-3445. He may also be reached by facsimile at (212) 558-3588 and by e-mail at claytonj@sullcrom.com. In his absence, please call Vijay S. Iyer at (212) 558-1671. He may also be reached by facsimile at (212) 291-9851 and by e-mail at iyerv@sullcrom.com. In addition, we would be grateful if you could notify Mr. Clayton or Mr. Iyer when this request for acceleration has been granted.
Very truly yours,
/s/ Ioannis E. Lazaridis
Ioannis E. Lazaridis

cc:	J. Nolan McWilliams (Securities and Exchange Commission)

Jerry Kalogiratos Irina Taka (Capital Product Partners L.P.)

Vangelis G. Bairactaris, Esq. (G.E. Bairactaris & Partners)

George Cambanis Daiva Kazlauskas (Deloitte. Hadjipavlou Sofianos & Cambanis S.A.)

Loan Lauren P. Nguyen	-3-

Daniel Rodgers, Esq. Steven Hollander (Watson Farley & Williams (New York) LLP)

Jay Clayton, Esq. David C. Spitzer, Esq. Vijay S. Iyer Jodi A. Singer (Sullivan & Cromwell LLP)